May 21, 2025

Daniel Moorhead
Chief Financial Officer
ZYNEX INC
9655 Maroon Circle
Englewood, CO 80112

        Re: ZYNEX INC
            Form 10-K filed March 11, 2025
            File No. 001-38804
Dear Daniel Moorhead:

         We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
We face periodic reviews and billing audits..., page 13

1. We note your disclosure that you are subject to reviews and audits from various parties; however, your risk factor does not indicate whether you have historically experienced a corresponding material adverse effect on your business, financial condition, results of operations, or cash flows. Also, the disclosure does not indicate whether you have historically lost your right to participate in the Medicare program, state programs, or one or more private payer networks. Please expand your disclosure to clarify the extent to which you have experienced any material adverse effects on your business or lost your right to participate in any government programs or private payor networks, so that investors may better assess the magnitude of these risks. In addition, please expand the succeeding risk factor about third-party payer reimbursements to disclose the extent to which you have been materially impacted.
       For example, we note your disclosure elsewhere that you were recently notified that
       TriCare, one of your government payers, was temporarily suspending payment as they review prior claims.
 May 21, 2025
Page 2

Critical Accounting Estimates, page 41

2. Your risk factor on page 14 states that inaccurate accounting estimates could have a material adverse impact on your operating results. Please expand your critical accounting policy disclosures to include quantified information about how changes to critical estimates underlying revenue recognition and collection of receivables have impacted reported revenue and operating results. Refer to Item 303(b)(3) of
       Regulation S-K


Form 10-Q filed April 29, 2025
Recent Events, page 7

3. We note TriCare is suspending payments as they review prior claims. Please discuss the nature of the TriCare matter including known material facts and circumstances, such as the magnitude of claims potentially being reviewed by TriCare, the potential impact to your financial statements if you have to reimburse TriCare, and the underlying reasons for the dispute. Tell us your consideration of providing disclosure responsive to ASC 450-20-50 in your footnotes.
Results of Operations
Net Revenue, page 22

4.     We note sales of devices and supplies during the quarter ending March
31, 2025,
       decreased 15% and 55% over the comparable interim period ending March 31, 2024, and 20% and 53% over the prior quarter ending December 31, 2024. Please separately quantify the amount of the decrease from changes in volumes sold during the periods, constrained revenue from fulfilling new orders related to current period sales to
       TriCare patients, and adjustments to prior period revenue from changes in estimates relating to the TriCare investigation.
5. Please clarify how the TriCare matter impacted the accounting for 2025 first quarter sales where TriCare is a payer. Clarify whether revenue was recognized on those sale transactions and, if so, whether there was a material change in the estimated net sales prices.
Liquidity, page 23

6. Please expand your disclosure to identify the expected sources of cash that you intend to use in order to redeem the Senior Notes, which mature on May 15, 2026. See Item
       303(a) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-
551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.
 May 21, 2025
Page 3



               Sincerely,

               Division of Corporation Finance
               Office of Industrial Applications and
               Services